Sparton Corporation (NYSE:SPA)

425 North Martingale Road

Suite 2050

Schaumburg, Illinois 60173

800.772.7866

www.sparton.com

September 16, 2014

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Sparton Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 2, 2014
File No. 001-1000

Dear Ms. Mills-Apenteng:

This letter is a response from Sparton Corporation (the “Company”) to the Staff’s comment letter dated September 11, 2014 with regard to the above filing. For your convenience, the Company’s response tracks the item identified in your letter and is set forth in italics.

Proposal 4 – Vote to Approve Amendment to Company’s Amended and Restated Code of Regulations, page 18

1.	Comment: Please revise your disclosure to provide a more balanced overview of the impact on shareholders as a result of your proposal to adopt an exclusive forum provision. For example, please describe the burdens and disadvantages on shareholders’ ability to choose a forum in certain suits against the company. Please include specific disclosure that the amendment relates solely to shareholder actions and that the Company will still be subject to lawsuits in jurisdictions outside of Ohio for claims not related to the four enumerated matters in the proposed amendment.

Response: We acknowledge the Staff’s comment and, in response, propose to include a discussion of other potential burdens and disadvantages to shareholders in connection with the adoption of an exclusive forum clause, beyond those that are already included in the discussion. In the preliminary proxy statement, we included language describing that some plaintiffs might prefer to litigate matters in a forum outside of the State of Ohio because another court may be more convenient for them or viewed as being more favorable to them. In the revised preliminary proxy statement at page 18, attached hereto, we have included information regarding other potential burdens and disadvantages and clarification that the actions constituting “Corporate Matters” covered by the exclusive forum clause are limited to certain derivative and direct shareholder actions. The following are highlights of the information that we have included regarding other potential disadvantages: (i) plaintiffs who wish to file actions in multiple jurisdictions against the Company or its directors, officers, or employees to increase the settlement value of their actions by increasing the Company’s costs to defend would prefer to file in multiple jurisdictions; (ii) the exclusive forum clause could reduce the likelihood of litigation against the Company and its directors, officers and employees, which would potentially be beneficial to the Company if successful; and (iii) the Company has not yet suffered material harm as a result of the lack of an exclusive forum clause. We also included explanation that the Company and the Board of Directors have considered the potential disadvantages and believe that the exclusive forum clause is in the best interests of the Company and the shareholders given the substantial benefits of an exclusive forum clause, as described in the proposal. Please see the attached revised preliminary proxy statement for complete revisions in response to your comment.

Also included in the revised preliminary proxy statement attached hereto, although not in response to the Staff comments, is Proposal 5 for the re-approval of the material terms of the performance goals specified in the Sparton Corporation 2010 Long-Term Stock Incentive Plan.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call our counsel, Carrie Leahy, at (734) 930-0120 if you have any questions about the foregoing or need additional information.

Sincerely,

Sparton Corporation

By: /s/ Cary B. Wood

Name: Cary B. Wood

Title: President and Chief Executive Officer